UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended June 30, 2025
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED JUNE 30, 2025

INDEX

PAGE
PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months ended June 30, 2025 and Unaudited Condensed Consolidated Financial Statements
Important Information Regarding Forward-Looking Statements	3
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Quantitative and Qualitative Disclosures About Market Risk	22
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2025 and 2024	F-1
Unaudited Condensed Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2025 and 2024	F-2
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024	F-3
Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the three and six months ended June 30, 2025 and 2024	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and 2024	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7
Our Fleet	F-21
Part II. Second Quarter 2025 Conference Call Details	29
Signatures	30

The Information under “Part I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended June 30, 2025 and Unaudited Condensed Consolidated Financial Statements” of this report on Form 6-K is incorporated by reference into the following registration statements of the registrant: Form F-3 (File No. 333-272980) originally filed with the Securities and Exchange Commission on June 28, 2023; and Form S-8 (File No. 333-278593) originally filed with the Securities and Exchange Commission April 10, 2024.

PART I. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months ended June 30, 2025 and Unaudited Condensed Consolidated Financial Statements

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including without limitation, in relation to our financial forecast, and our investments, such as our newbuild vessels, joint ventures and co-investments, and their respective terms and benefits, and anticipated timing of completion, and commercialization. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some, but not all of the factors that could cause actual results or events to differ materially from anticipated results or events;

•future operating or financial results, including those from our joint ventures;

•potential acquisitions, vessel sales, joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions, newbuild vessels, and purchases of vessels, and for other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, the time it may take to construct new vessels, or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship-to-ship transfers of cargoes, which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the economy generally, as well as possible effects of trade disruptions;

•the severity and duration of any climate and weather-related events;

•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations, including tariffs, taxes or trade restrictions or actions taken by regulatory authorities;

•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination by any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes;
•global epidemics or other health crises, including the impact on our business;
•liability from future litigation;

•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;

•the impact of cybercrime and the changing financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below)

•our expectations about the receipt of newbuildings by us and our joint ventures, and the timing of the receipt thereof;

•the financial performance of the Unigas Pool; and

•other factors discussed in our Annual Report on Form 20-F and the other reports and documents we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this report to “Navigator Holdings,” "Navigator Gas," “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” refer to the 58 vessels we owned and operated as of August 12, 2025.

This section should be read in conjunction with the interim financial statements and notes thereto presented elsewhere in this report, as well as the audited historical consolidated financial statements and notes thereto of Navigator Holdings Ltd. included in our Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission, or the SEC, on March 25, 2025 (the “2024 Annual Report”). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and are presented in U.S. Dollars unless otherwise indicated.

Second Quarter Financial Highlights

•On August 12, 2025, the Board of Navigator Holdings Ltd., (NYSE: NVGS) (“Navigator Holdings”, “Navigator Gas”, “our”, “we”, “us” or the “Company”) declared a cash dividend of $0.05 per share of the Company's common stock for the quarter ended June 30, 2025, under the Company's Return of Capital policy, payable on September 17, 2025, to all shareholders of record as of the close of business U.S. Eastern Time on August 28, 2025 (the “Dividend”).

•Also as part of the Company's Return of Capital policy for the quarter ended June 30, 2025, the Company expects to repurchase approximately $2.1 million of its common stock between August 14, 2025, and September 30, 2025, subject to operating needs, market conditions, legal requirements, stock price and other circumstances (the “share repurchases”), such that the Dividend and share repurchases together equal 25% of net income for the quarter ended June 30, 2025.

•On June 17, 2025 the Company paid a dividend of $0.05 per share of the Company’s common stock to all shareholders of record as of the close of business U.S. Eastern Time on May 29, 2025, totaling $3.5 million, and the Company repurchased 234,003 shares of common stock in the open market between March 19, 2025, and March 31, 2025, at an average price of $14.12 per share, totaling approximately $3.3 million, all as part of the Company's Return of Capital policy for the quarter ended March 31, 2025.

•On May 13, 2025, the Board authorized a new share repurchase plan authorizing the Company to repurchase up to an aggregate of $50 million of the Company’s common stock. The Company repurchased 2,056,588 shares of common stock in the open market between May 15, 2025, and June 30, 2025, at an average price of $14.41 per share, totaling $29.4 million. Subsequent to June 30, 2025 the Company repurchased 1,348,867 shares of common stock in the open market between July 1, 2025, and July 30, 2025, at an average price of $15.15 per share, totaling $20.4 million. The Company completed the new share repurchase plan on July 30, 2025. A total of 3,405,455 shares were repurchased in the open market at an average price of $14.68 per share between May 15, 2025 and July 30, 2025.

•The Company reported total operating revenues of $129.6 million for the three months ended June 30, 2025, compared to $146.7 million for the three months ended June 30, 2024.
•Net income attributable to stockholders of the Company was $21.5 million for the three months ended June 30, 2025, compared to $23.2 million for the three months ended June 30, 2024.
•EBITDA1 was $71.9 million for the three months ended June 30, 2025, compared to $75.1 million for the three months ended June 30, 2024.

•Adjusted EBITDA1 was $60.1 million for the three months ended June 30, 2025, compared to $77.6 million for the three months ended June 30, 2024.

•Basic earnings per share attributable to stockholders of the Company were $0.31 for the three months ended June 30, 2025, compared to $0.32 per share for the three months ended June 30, 2024.

•Adjusted basic earnings per share attributable to stockholders of the Company1 were $0.14 per share for the three months ended June 30, 2025, compared to $0.35 per share for the three months ended June 30, 2024 driven primarily by the decrease in net income attributable to stockholders of Navigator Holdings Ltd. and adjusting for the profit on sale of vessel.

•The Company increased its debt by $124.4 million to $1,026.5 million during the three months ended June 30, 2025, as the Company borrowed $300 million under its May 2025 Facility (as defined below) and $40 million under the March 2025 Bond Tap Issue (as defined below) and repaid our September 2020 Facility of $143.4 million and our October 2013 Facility of $14.7 million and made quarterly repayments on loan facilities and revolving credit facilities of $54.9 million. This is compared to an increase of $48.6 million to $902.1 million during the three months ended March 31, 2025 when the Company borrowed an aggregate of $76.8 million under its February 2025 Facility (as defined below), which borrowings were offset by quarterly repayments on loan facilities of $28.2 million.

•The Company's cash, cash equivalents, and restricted cash was $287.4 million as of June 30, 2025, compared to $139.0 million as of March 31, 2025 and $139.8 million as at December 31, 2024.

1 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to stockholders of Navigator Holdings Ltd., and Adjusted Basic Earnings per Share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted basic earnings per share represents basic earnings per share adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd. and Adjusted Basic earnings per share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd. and Adjusted Basic earnings per share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure.

•On June 24, 2025 the Company entered into interest rate swaps to hedge the interest rate risk on approximately 79% of the outstanding Term Loan portion of our May 2025 Facility.

Other Highlights and Developments
Fleet Operational Update

The average daily time charter equivalent (“TCE”) rate across the fleet was $28,216 for the three months ended June 30, 2025, compared to $29,550 for the three months ended June 30, 2024, and $30,476 for the three months ended March 31, 2025.

Utilization across the fleet was 84.2% for the three months ended June 30, 2025 compared to 92.4% for the three months ended March 31, 2025, and 93.4% for the three months ended June 30, 2024.

Utilization and the average TCE rate in the second quarter were impacted by market uncertainties arising from trade tariffs as many customers opted to wait for more clarity, delaying entry into export and import agreements during this period. In addition, trade was further disrupted following imposition by the U.S. Bureau of Industry and Security ("BIS") of an export license requirement for all ethane movements from the U.S. to China from May 23, 2025, until July 2, 2025, when the license requirement was rescinded. Following the requirement being rescinded and as applicable trade tariff tensions ease, we expect utilization to improve during the third quarter of 2025.

In the second quarter approximately 44% of our earnings days were derived from petrochemical cargoes, approximately 42% were derived from LPG cargoes, with approximately 14% derived from ammonia. LPG cargo earnings days in the second quarter of 2025 was the highest for the Company since the first quarter of 2023, highlighting our capability to flex across several segments in response to the market. During the quarter we employed several semi-refrigerated vessels to transport incremental Iraqi ambient propane exports.

U.S. domestic ethylene prices started the second quarter of 2025 at $530 per metric ton (“pmt”), compared to an average price during the first quarter of 2025 of about $650 pmt and prices decreased further before reaching a low of $440 pmt in May 2025. Trading opportunities to Europe remained open throughout the second quarter of 2025 however the arbitrage was too narrow to accommodate significant ethylene volumes to Asia.

For the three months ended June 30, 2025, we had an average of 31 vessels engaged under time charters, 18 vessels on spot voyage charters and contracts of affreightment (“COAs"), and 9 vessels operating in the independently managed Unigas Pool. For the 12-month period commencing July 1, 2025, we have 42% of our available days covered by time charter contracts. For the same 12-month period our midsize vessels are exclusively on time charter contracts, about 70% of our fully and semi-refrigerated vessels are on time charter contracts, and most of our ethylene-capable vessels are expected to be employed in the spot voyage market.

The handysize 12-month forward-looking market assessment for semi-refrigerated vessels decreased from the end of the first quarter of 2025 compared to the end of second quarter of 2025 by $15,000 per calendar month ("pcm") to $935,000 pcm.

The handysize 12-month forward-looking market assessment for fully refrigerated vessels decreased from the end of the first quarter of 2025 compared to the end of second quarter of 2025 by $15,000 pcm to $775,000 pcm.

The handysize 12-month forward-looking market assessment for ethylene-capable vessels remained flat from the end of the first quarter of 2025 compared to the end of second quarter of 2025 at $1,100,000 pcm.

Sale of vessel

On May 13, 2025, the Company sold and delivered Navigator Venus, a 2000-built 22,085 cbm ethylene capable semi-refrigerated handysize vessel to a third party for net proceeds of $17.5 million, recognizing a gain from the sale of the vessel of $12.6 million in the second quarter of 2025.

New Share Repurchase Plan

On May 13, 2025, the Board of Navigator Holdings Ltd. authorized a new share repurchase plan in relation to Navigator’s common stock (the “New Share Repurchase Plan”). Pursuant to the New Share Repurchase Plan, Navigator was authorized to repurchase up to an aggregate of $50 million of the Company’s common stock via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission. The New Share Repurchase Plan was completed in full on July 30, 2025 with the Company having repurchased and canceled 3,405,455 shares of common stock at an average price of $14.68 per share, and with an aggregate total value of $50 million.

Joint Venture with Amon Maritime For Construction of Two New Ammonia Gas Carriers ("Ammonia Newbuild Vessels")

On July 17, 2025, the Company announced that it had entered into a joint venture with Amon Maritime (the "Amon Joint Venture"), pursuant to which the joint venture intends to acquire two newbuild 51,530 cubic meter capacity ammonia fueled liquefied ammonia carriers (the “Ammonia Newbuild Vessels”), which will also be capable of carrying liquefied petroleum gas. Subject to the terms and conditions of the investment, Navigator will own 80% of the joint venture, and Amon Martime will own 20%.

The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $84 million per vessel. Each of the Ammonia Newbuild Vessels have been awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova. It is expected that the Amon Joint Venture will finance the majority of the purchase price of the Ammonia Newbuild Vessels through commercial bank finance, with the remainder sourced from capital contributions from the Company and Amon Maritime. The Company expects to finance its share of the capital contributions from available cash resources, and these investments are expected to be accretive to the Company’s earnings.

Once delivered, subject to customary conditions, each of the Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to time charters with an established industry leader, each for a period of five years from delivery.

May 2025 Term Loan and Revolving Credit Facility

On May 2, 2025, the Company entered into a Senior Secured Term Loan and Revolving Credit Facility for up to $300 million (the "May 2025 Facility") with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V. London Branch, and Skandinaviska Enskilda Banken AB (publ). The May 2025 Facility was used to repay the Company’s September 2020 secured loan facility in the amount of $143.4 million that was due to mature in September 2025, and the Company’s October 2013 secured loan facility that was due to mature in May 2027 in the amount of $14.7 million. The May 2025 Facility has a term of six years maturing in May 2031, is for a maximum principal amount of $300 million (split as $230 million Term Loan and $70 million Revolving Credit Facility), bears interest at Term Secured Overnight Financing Rate (“SOFR”) plus 170 basis points, and is to be repaid through 24 quarterly instalments on an age-adjusted 20 to 0 years profile, followed by a final balloon payment of $146.5 million, of which balloon payment includes amounts relating to both the Term Loan and Revolving Credit components.

Ethylene Export Terminal Update

We own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture").

The Ethylene Export Terminal throughput for the three months ended June 30, 2025, was 268,117 metric tons, compared to 230,857 metric tons for the three months ended June 30, 2024, and 85,553 metric tons for the three months ended March 31, 2025.

Our share of the results of our equity investment in the Ethylene Export Terminal was a gain of $4.8 million for the three months ended June 30, 2025, compared to a gain of $4.7 million for the three months ended June 30, 2024, and a loss of $0.9 million for the three months ended March 31, 2025.

Despite a recent increase in domestic U.S. ethylene prices due to elevated feedstock costs, lower inventory levels, and higher domestic demand, we expect throughput for the third quarter of 2025 to be similar to the second quarter of 2025 supported by strong demand from Europe and as applicable trade tariff tensions ease.

The Ethylene Export Terminal, now expanded, has an increased ethylene export capacity of at least 1.55 million tons per annum. Two new multi-year offtake contracts related to the expanded volume have been signed and we continue to expect that additional capacity will be contracted during 2025. Until further offtake contracts are signed, available volume will be sold on a spot basis.

2024 Senior Unsecured Bonds and 2025 Bond Tap Issue

On October 17, 2024, the Company issued an aggregate principal amount of $100 million of new Senior Unsecured Bonds in the Nordic bond market (the "October 2024 Bonds"). The net proceeds of the October 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds. The borrowing limit under the bond terms governing the October 2024 Bonds is $200 million.

On March 28, 2025, pursuant to an addendum (the “March 2025 Bond Tap Issue Addendum”), the Company completed an additional aggregate principal tap issue of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds and bearing the same coupon rate as the October 2024 Bonds (the “March 2025 Bond Tap Issue”). The March 2025 Bond Tap Issue matures in October 2029, in line with the October 2024 Bonds, and also bears a fixed coupon of 7.25% per annum payable semi-annually in arrears on April 30 and October 30. Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million in aggregate principal amount of bonds remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

Return of Capital Policy

The Company’s current Return of Capital policy, which is subject to operating needs, market conditions, legal requirements, stock price and other circumstances, is based on paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or share repurchases, such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock and any such share repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

Declarations of any dividends in the future, and the amount of any such dividends, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any share repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on operating needs, market conditions, legal requirements, stock price, and other circumstances.

Legal Updates

The Company continues to monitor reports concerning Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia’s state-owned energy company (“Pertamina”), following their arrest by Indonesian authorities on February 25, 2025 as part of an investigation into allegations of corruption. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The investigation by Indonesian authorities is ongoing.

Mr. Adrianto serves as a director of PT Navigator Khatulistiwa ("PTNK"), our Indonesian joint venture. The Company is in the process of removing Mr. Adrianto from his position as a director at PTNK. Three unencumbered vessels in our fleet and approximately $40.2 million of cash, which we have currently recorded as restricted cash, are owned by PTNK. The vessels were previously on time charter to Pertamina for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which time charters expired by its terms on February 15, 2025.

We continue to believe that these events will not have a material impact on the Company or our operations.

Unaudited Results of Operations for the Three Months Ended June 30, 2025 compared to the Three Months Ended June 30, 2024

`	Three months ended June 30, 2024	Three months ended June 30, 2025	Percentage change
	(in thousands, except percentage change)
Operating revenues	$131,601	$117,205	(10.9)%
Operating revenues – Unigas Pool	15,075	12,430	(17.5)%
Total operating revenues	146,676	129,635	(11.6)%

Brokerage commission	1,869	1,536	(17.8)%
Voyage expenses	17,123	15,213	(11.2)%
Vessel operating expenses	43,494	47,373	8.9%
Depreciation and amortization	33,349	34,827	4.4%
General and administrative costs	11,320	10,264	(9.3)%
Total operating expenses	107,155	109,213	1.9%

Operating Income	39,521	20,422	(48.3)%
Realized loss on non-designated derivative instruments	—	(2)	—
Unrealized loss on non-designated derivative instruments	(1,581)	(1,349)	(14.7)%
Interest expense	(15,294)	(15,063)	(1.5)%
Write off of deferred financing costs	—	(257)	—
Interest income	1,550	1,717	10.8%
Unrealized foreign exchange (loss)/gain	(880)	845	(196.0)%
Profit from sale of vessel	—	12,617	—
Income before taxes and share of result of equity method investments	23,316	18,930	(18.8)%
Income taxes	(1,161)	(1,495)	28.8%
Share of result of equity method investments	4,687	4,805	2.5%
Net Income	26,842	22,240	(17.1)%
Net income attributable to non-controlling interest	(3,602)	(787)	(78.2)%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$23,240	$21,453	(7.7)%

The following table presents selected operating data for the three months ended June 30, 2025 and 2024, which we believe is useful in understanding the basis of movements in our operating revenues.

	Three months ended June 30, 2024	Three months ended June 30, 2025
* Fleet Data:
Weighted average number of vessels	47.0	49.5
Ownership days	4,277	4,501
Available days	4,146	4,294
Earning days	3,874	3,615
Fleet utilization	93.4%	84.2%
** Average daily Time Charter Equivalent	$29,550	$28,216
* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool are excluded.

** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding revenue from the Unigas Pool), less any voyage expenses, by the number of earning days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended June 30, 2024	Three months ended June 30, 2025
*** Average daily time charter equivalent:	(in thousands, except earning days and average daily time charter equivalent rate)
Operating revenues	$131,601	$117,205
Voyage expenses	17,123	15,213
Operating revenues less voyage expenses	$114,478	$101,992

Earning days	3,874	3,615
Average daily time charter equivalent	$29,550	$28,216
*** Operating revenues and voyage expenses of our nine owned vessels in the independently managed Unigas Pool are excluded.

Operating Revenues. Operating revenues, net of address commissions, were $117.2 million for the three months ended June 30, 2025, a decrease of $14.4 million or 10.9% compared to $131.6 million for the three months ended June 30, 2024. This decrease was primarily due to:
•    a decrease of approximately $5.4 million attributable to a decrease in average monthly TCE rates, which decreased to an average of approximately $28,216 per vessel per day ($858,234 per vessel per calendar month) for the three months ended June 30, 2025, compared to an average of approximately $29,550 per vessel per day ($898,823 per vessel per calendar month) for the three months ended June 30, 2024;
•    a decrease of approximately $11.2 million attributable to a decrease in fleet utilization, which decreased to 84.2% for the three months ended June 30, 2025, compared to 93.4% for the three months ended June 30, 2024;

•    an increase of approximately $4.1 million or 3.6%, attributable to a net 148-day increase in vessel available days for the three months ended June 30, 2025, compared to the three months ended June 30, 2024. This increase was primarily a result of the effect of the acquisition of the three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels (the "Purchased Vessels"), during the three months ended June 30, 2025, compared to the three months ended June 30, 2024; and
•    a decrease of approximately $1.9 million primarily attributable to a decrease in invoiced pass-through voyage expense for the three months ended June 30, 2025, compared to the three months ended June 30, 2024.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $12.4 million a decrease of 17.5% for the three months ended June 30, 2025, compared to $15.1 million for the three months ended June 30, 2024, in part due to decreased utilization across the pool fleet, and represents our share of the operating revenues earned from our nine vessels operating within the independently managed Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, was $1.5 million for the three months ended June 30, 2025, compared to $1.9 million for the three months ended June 30, 2024.
Voyage Expenses. Voyage expenses decreased by $1.9 million or 11.2% to $15.2 million for the three months ended June 30, 2025, from $17.1 million for the three months ended June 30, 2024. These voyage expenses are pass through costs, corresponding to a decrease in operating revenues of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by $3.9 million or 8.9% to $47.4 million for the three months ended June 30, 2025, from $43.5 million for the three months ended June 30, 2024. Average daily vessel operating expenses increased by $370 per vessel per day, or 4.33%, to $8,905 per vessel per day for the three months ended June 30, 2025, compared to $8,535 per vessel per day for the three months ended June 30, 2024, with the an increase driven by an increase in the number of vessels owned as a result of the acquisition of the Purchased Vessels and the timing of maintenance costs incurred during the three months ended June 30, 2025 compared to three months ended June 30, 2024.
Depreciation and Amortization. Depreciation and amortization increased by $1.5 million to $34.8 million for the three months ended June 30, 2025 compared to $33.3 million for the three months ended June 30, 2024, primarily related to the acquisition of the Purchased Vessels. Depreciation and amortization included amortization of capitalized drydocking costs of $11.4 million and $5.7 million for the three months ended June 30, 2025 and 2024, respectively.

General and Administrative Costs. General and administrative costs decreased by $1.1 million or 9.3% to $10.3 million for the three months ended June 30, 2025, from $11.3 million for the three months ended June 30, 2024. The decrease is in part due to non-recurring costs related to the public offering of a total of 7.0 million common shares by BW Group incurred in the three months ended June 30, 2024.

Unrealized Loss on Non-Designated Derivative Instruments. The unrealized loss of $1.3 million on non-designated derivative instruments for the three months ended June 30, 2025, relates to non-cash fair value losses on interest rate swaps associated with a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward SOFR interest rates, compared to an unrealized loss of $1.6 million for the three months ended June 30, 2024.

Interest Expense. Interest expense decreased by $0.2 million, or 1.5%, to $15.1 million for the three months ended June 30, 2025, from $15.3 million for the three months ended June 30, 2024. This is primarily a result of lower U.S. dollar SOFR rates and lower margins paid by the Company, offset by an increase in the average debt outstanding in the three months ended June 30, 2025 compared to the three months ended June 30, 2024.

Unrealized Foreign Exchange Gains and Loss. The unrealized foreign exchange gain of $0.8 million for the three months ended June 30, 2025, relates to gains on foreign currency cash balances held, driven primarily by the Indonesian Rupiah strengthening against the U.S. dollar during the three months ended June 30, 2025, compared to an unrealized loss of $0.9 million for the three months ended June 30, 2024. Unrealized foreign exchange loss is separately disclosed and disaggregated from interest expense. Prior period balances have been reclassified to conform to the current period presentation.

Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world, including those incorporated in the United States of America. Income taxes were an expense of $1.5 million for the three months ended June 30, 2025, compared to an expense of $1.2 million for the three months ended June 30, 2024, primarily related to movements in current tax and deferred tax in relation to our equity investment in the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was a gain of $4.8 million for the three months ended June 30, 2025, compared to a gain of $4.7 million for the three months ended June 30, 2024. Volumes exported through the Ethylene Export Terminal were 268,117 tons for the three months ended June 30, 2025, compared to 230,857 tons for the three months ended June 30, 2024.
Non-Controlling Interests. The Company entered into a sale and leaseback arrangement for Navigator Aurora in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). The sale and leaseback arrangement for Navigator Aurora terminated in October 2024 and up to the date of termination, as we were the primary beneficiary of this entity, we were required to consolidate this variable interest entity ("VIE") into our financial results. The net income attributable to the Lessor SPV included in our financial results was nil for the three months ended June 30, 2025, and $0.7 million for the three months ended June 30, 2024.

In September 2022, the Company entered into a joint venture with Greater Bay Gas Co Ltd., ("Greater Bay Gas") to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator, and Navigator Vega (the “Navigator Greater Bay Joint Venture”). The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $0.7 million is presented as part of the non-controlling interest in our financial results for the three months ended June 30, 2025, compared to a gain of $2.9 million for the three months ended June 30, 2024.

Unaudited Results of Operations for the Six Months Ended June 30, 2025 compared to the Six Months Ended June 30, 2024

The following table compares our operating results for the Six Months Ended June 30, 2024 and 2025:

	Six months ended June 30, 2024	Six months ended June 30, 2025	Percentage change
	(in thousands, except percentage change)
Operating revenues	$252,621	$257,107	1.8%
Operating revenues – Unigas Pool	28,210	23,934	(15.2)%
Total operating revenues	280,831	281,041	0.1%

Brokerage commission	3,495	3,451	(1.3)%
Voyage expenses	31,306	35,874	14.6%
Vessel operating expenses	85,612	94,386	10.2%
Depreciation and amortization	66,790	69,013	3.3%
General and administrative costs	17,800	18,388	3.3%
Total operating expenses	205,003	221,112	7.9%

Operating Income	75,828	59,929	(21.0)%
Realized loss on non-designated derivative instruments	—	(1,228)	—
Unrealized loss on non-designated derivative instruments	(2,028)	(2,385)	17.6%
Interest expense	(29,508)	(27,755)	(5.9)%
Interest income	3,162	2,838	(10.2)%
Unrealized foreign exchange loss	(2,403)	(146)	—
Write off of deferred financing costs	—	(257)	—
Other income	—	4,801	-
Profit from sale of vessel	—	12,617	—
Income before taxes and share of result of equity method investments	45,051	48,414	7.5%
Income taxes	(2,367)	(1,351)	(42.9)%
Share of result of equity method investments	9,077	3,901	(57.0)%
Net Income	51,761	50,964	(1.5)%
Net income attributable to non-controlling interest	(5,948)	(2,474)	(58.4)%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$45,813	$48,490	5.8%

The following table presents selected operating data for the six months ended June 30, 2025, and 2024, which we believe are useful in understanding the basis for movement in our operating revenues.

	Six months ended June 30, 2024	Six months ended June 30, 2025
* Fleet Data:
Weighted average number of vessels	47.0	48.7
Ownership days	8,554	8,822
Available days	8,365	8,528
Earning days	7,644	7,527
Fleet utilization	91.4%	88.3%
** Average daily Time Charter Equivalent	$28,953	$29,391

* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.
** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements as earnings days and fleet utilization, on which TCE is based, is calculated only in relation to our owned vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Six months ended June 30, 2024	Six months ended June 30, 2025
*** Average daily time charter equivalent:	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues	$252,621	$257,107
Voyage expenses	(31,306)	(35,874)
Operating revenues less voyage expenses	221,315	$221,233

Earning days	7,644	7,527
Average daily time charter equivalent	$28,953	$29,391
*** Operating revenue and voyage expenses our nine owned vessels in the independently managed Unigas Pool.

Operating Revenues. Operating revenues, net of address commissions, were $257.1 million for the six months ended June 30, 2025, an increase of $4.5 million or 1.8% compared to $252.6 million for the six months ended June 30, 2024. This increase was primarily due to:
•an increase of approximately $3.4 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $29,391 per vessel per day ($893,969 per vessel per calendar month) for the six months ended June 30, 2025, compared to an average of approximately $28,953 per vessel per day ($880,647 per vessel per calendar month) for the six months ended June 30, 2024;
•a decrease in operating revenues of approximately $7.8 million attributable to a decrease in fleet utilization, which declined to 88.3% for the six months ended June 30, 2025, compared to 91.4% for the six months ended June 30, 2024;
•an increase in operating revenues of approximately $4.3 million or 3.1% driven by a 268-day increase in vessel available days for the six months ended June 30, 2025 due to the acquisition of the Purchased Vessels, compared to the six months ended June 30, 2024; and
•an increase in operating revenues of approximately $4.6 million primarily attributable to an increase in pass-through voyage costs for the six months ended June 30, 2025, compared to the six months ended June 30, 2024.
Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $23.9 million for the six months ended June 30, 2025, a decrease of 15.2% compared to $28.2 million for the six months ended June 30, 2024 and represents our share of the revenue earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, was $3.5 million for the six months ended June 30, 2025 compared to $3.5 million for the six months ended June 30, 2024.
Voyage Expenses. Voyage expenses increased by $4.6 million or 14.6% to $35.9 million for the six months ended June 30, 2025, from $31.3 million for the six months ended June 30, 2024. These voyage expenses are pass through costs, corresponding to an increase in operating revenue of the same amount.
Vessel Operating Expenses. Vessel operating expenses increased by $8.8 million or 10.2% to $94.4 million for the six months ended June 30, 2025, from $85.6 million for the six months ended June 30, 2024. Average daily vessel operating expenses increased by $642 per vessel per day, or 7.6%, to $9,042 per vessel per day for the six months ended June 30, 2025, compared to $8,400 per vessel per day for the six months ended June 30, 2024. The increase is driven by an increase in vessel numbers as a result of the acquisition of the Purchased Vessels of $3.5 million and the timing of maintenance costs incurred during the six months ended June 30, 2025 compared to six months ended June 30, 2024.
Depreciation and Amortization. Depreciation and amortization increased by $2.2 million to $69.0 million for the six months ended June 30, 2025, from $66.8 million for the six months ended June 30, 2024, primarily related to the acquisition of the Purchased Vessels. Depreciation and amortization included amortization of capitalized drydocking costs of $11.4 million and $11.2 million for the six months ended June 30, 2025 and 2024, respectively.
General and Administrative Costs. General and administrative costs increased by $0.6 million or 3.3% to $18.4 million for the six months ended June 30, 2025, from $17.8 million for the six months ended June 30, 2024.
Unrealized Loss on Non-designated Derivative Instruments. The unrealized loss of $2.4 million on non-designated derivative instruments for the six months ended June 30, 2025 relates to a non-cash fair value loss on interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward SOFR interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. This is compared to an unrealized loss of $2.0 million for the six months ended June 30, 2024.
Realized Loss on Non-designated Derivative Instruments. The realized loss of $1.2 million on non-designated derivative instruments for the six months ended June 30, 2025 relates to the termination and settlement of interest rate swaps that hedged the $210 million secured term loan and revolving credit facilities which was repaid during the six months ended June 30, 2025.
Interest Expense. Interest expense decreased by $1.8 million, or 5.9%, to $27.8 million for the six months ended June 30, 2025, from $29.5 million for the six months ended June 30, 2024. This is primarily a result of a decrease in U.S. dollar SOFR rates and lower average margins paid by the Company, and reflects lower outstanding interest-bearing debt across the majority of the six months ended June 30, 2025, compared to the six months ended June 30, 2024.
Unrealized Foreign Exchange (Loss)/Gains. The unrealized foreign exchange loss of $0.1 million for the six months ended June 30, 2025, relates to losses on foreign currency cash balances held, primarily driven by the Indonesian Rupiah weakening against the U.S. dollar during the period, compared to an unrealized loss of $2.4 million for the six months ended June 30, 2024. In previous periods, unrealized foreign exchange gains and losses were reported as part of interest expense. However such movements for the year ended December 31, 2024 and future years will be presented separately.
Other Income. In March 2025, the Company received $4.8 million in other income from a third party relating to a claim for damages caused to Navigator Aries in 2016. The amount received is the final settlement and no further amounts in relation to this matter are anticipated.
Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.3 million for the six months ended June 30, 2025 relates to the write off of the unamortized portion of the deferred financing costs of our $210 million secured term loan and revolving credit facility which was repaid during the six months ended June 30, 2025.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were $1.4 million for the six months ended June 30, 2025, compared to $2.4 million for the six months ended June 30, 2024, primarily related to movements in current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $3.9 million for the six months ended June 30, 2025, compared to income of $9.1 million for the six months ended June 30, 2024. This decrease is a result of reduced throughput rates of 353,669 tons across the six months ended June 30, 2025, compared to 464,072 tons across the six months ended June 30, 2024. This reduction was primarily due to lower export volumes as a result of narrower price arbitrage between the U.S. and Asia.
Non-Controlling Interest. The Company entered into a sale and leaseback arrangement for Navigator Aurora in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). The sale and leaseback arrangement for Navigator Aurora terminated in October 2024 and up to the date of the termination we were the primary beneficiary of this entity, and we were required to consolidate this variable interest entity ("VIE") into our financial results. The net income attributable to the Lessor SPV included in our financial results was nil for the six months ended June 30, 2025 and was $1.2 million for the six months ended June 30, 2024.
In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $2.9 million is presented as part of the non-controlling interest in our financial results for the six months ended June 30, 2025, compared to a gain of $4.7 million for the six months ended June 30, 2024.

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of Net Income to EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30, 2024	Three months ended June 30, 2025	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands)
Net Income	$26,842	$22,240	$51,761	$50,964
Net interest expense[3]	13,744	13,346	26,346	24,917
Income taxes	1,161	1,495	2,367	1,351
Depreciation and amortization	33,349	34,827	66,790	69,013
EBITDA[2]	75,096	71,908	147,264	146,245
Realized loss on non-designated derivatives instruments	—	2	—	1,228
Unrealized loss on non-designated derivative instruments	1,581	1,349	2,028	2,385
Unrealized foreign exchange loss/(gain)[3]	880	(845)	2,403	146
Write off of deferred financing costs	—	257	—	257
Profit from sale of vessel	—	(12,617)	—	(12,617)
Other income	—	—	—	(4,801)
Adjusted EBITDA[2]	$77,557	$60,054	$151,695	$132,843

2 EBITDA and Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd., and Adjusted Basic Earnings per Share are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted Basic Earnings per Share represents basic earnings per share adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd. represents net income attributable to stockholders of Navigator Holdings Ltd. adjusted to exclude profit/loss on sale of vessel, realized and unrealized gain/loss on non-designated derivative instruments and unrealized foreign currency exchange, write off of deferred financing costs and other income. Management believes that EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd. and Adjusted Basic Earnings per Share are useful to investors in evaluating the operating performance of the Company. EBITDA, Adjusted EBITDA, Adjusted Net Income Attributable to Stockholders of Navigator Holdings Ltd. and Adjusted Basic Earnings per Share do not represent and should not be considered alternatives to consolidated net income, earnings per share, cash generated from operations or any other GAAP measure.

The following table shows a reconciliation of Net Income attributed to stockholders of Navigator Holdings Ltd. to Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd., for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30, 2024	Three months ended June 30, 2025	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands except earnings per share and number of shares)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$23,240	$21,453	$45,813	$48,490
Realized loss on non-designated derivatives instruments	—	2	—	1,228
Unrealized loss on non-designated derivative instruments	1,581	1,349	2,028	2,385
Unrealized foreign exchange loss[3]	880	(845)	2,403	146
Write off of deferred financing costs	—	257	—	257
Profit from sale of vessel	—	(12,617)	—	(12,617)
Other income	—	—	—	(4,801)
Adjusted Net Income attributable to stockholders of Navigator Holdings Ltd.	$25,701	$9,599	$50,244	$35,088

Earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic earnings per share	$0.32	$0.31	$0.63	$0.70
Diluted earnings per share	$0.32	$0.31	$0.62	$0.69

Adjusted Basic earnings per share[2]	$0.35	$0.14	$0.69	$0.51
Adjusted Diluted earnings per share[2]	$0.35	$0.14	$0.69	$0.50

Basic weighted average number of shares	72,458,773	68,808,277	72,834,272	69,097,844
Diluted weighted average number of shares	72,883,133	69,502,347	73,320,149	69,810,951

3 In preparing these unaudited condensed consolidated financial statements, the Company has disaggregated certain income statement line items. This disaggregation was performed to enhance clarity and to provide users with greater insight into the Company’s financial position. Unrealized foreign exchange gains and losses is separately disclosed and disaggregated from interest expense. Prior period balances have been reclassified to conform to the current period presentation.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings, proceeds from vessel sales, and proceeds from bond issuances. The Company repaid $28.5 million of its $111.8 million Term Loan and Revolving Credit Facility in June 2025. As of June 30, 2025, we had unrestricted cash and cash equivalents of $238.1 million, restricted cash of $49.3 million, and available but undrawn credit facilities of $28.5 million providing the Company with total liquidity of $316.0 million.
Our secured term loan facilities and revolving credit facilities contain covenants that require that the borrowers maintain liquidity of no less than (i) $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $44.8 million as of June 30, 2025), whichever is greater.

On May 2, 2025, the Company entered into a Senior Secured Term Loan and Revolving Credit Facility for up to $300 million (the "May 2025 Facility") with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V. London Branch, and Skandinaviska Enskilda Banken AB (publ). The May 2025 Facility was used to repay the Company’s September 2020 secured loan facility in the amount of $143.4 million that was due to mature in September 2025, and the Company’s October 2013 secured loan facility that was due to mature in May 2027 in the amount of $14.7 million. The May 2025 Facility has a term of six years maturing in May 2031, is for a maximum principal amount of $300 million (split as $230 million term loan and $70 million revolving credit facility), bears interest at Term SOFR plus 170 basis points, and is to be repaid through 24 quarterly instalments followed by a final balloon payment of $146.5 million, which balloon payment includes amounts relating to both the Term Loan and Revolving Credit components.

On March 28, 2025, pursuant to the March 2025 Bond Tap Issue Addendum, the Company completed the March 2025 Bond Tap Issue issuing an additional aggregate principal amount of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds and bearing the same coupon rate as the October 2024 Bonds. The March 2025 Bond Tap Issue matures in October 2029, in line with the October 2024 Bonds, and also bears a fixed coupon of 7.25% per annum payable semi-annually in arrears on April 30 and October 30. Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million in aggregate principal amount of bonds remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

On February 7, 2025, the Company entered into a $74.6 million Senior Secured Term Loan (the “February 2025 Facility”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the total purchase price. The February 2025 Facility is initially non-amortising, bears interest at a rate of Term SOFR plus 180 basis points and matures after 18 months. At that time the borrower has an option to extend the February 2025 Facility for a further 18 months on payment of a $25 million balloon. Should the borrower take the extension option the February 2025 Facility would become amortizing with repayments made on the basis of an age-adjusted 20 to 0 years repayment profile and bear interest at Term SOFR plus 180 basis points.

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are expected to be issued. We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months taking into account our existing capital commitments and debt service requirements.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and quarterly repayment of bank loans. We also expect to use funds in connection with our Return of Capital policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, payments for the Newbuild Vessels (as defined in the notes to the accompanying condensed consolidated financial statements), the Amon Joint Venture, the Ammonia Newbuild Vessels and other potential future joint ventures, vessel newbuilds, related investments, and other potential future vessel acquisitions, and or related port or terminal projects.

As of June 30, 2025, we had $1,389.4 million in outstanding future obligations, which includes principal repayments on long-term debt, including our Bonds, vessels under construction and office lease commitments. Of the total outstanding obligation, $238.9 million falls due within the twelve months ending June 30, 2026, and the balance of $1,150.5 million falls due after June 30, 2026.
Capital Expenditures

The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project was $128 million which balance was fully contributed as of June 30, 2025. The Company financed these capital contributions using existing cash resources. Additional debt could be raised to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company continues to assess its options in this respect. The Company may also invest further in new terminal infrastructure.

Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, investing and financing activities for the six months ended June 30, 2025 and 2024:

	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands)
Net cash provided by operating activities	$116,509	$103,744
Net cash used in investing activities	(8,342)	(86,722)
Net cash (used in)/provided by financing activities	(130,357)	130,754
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,404	(144)
Net (decrease)/increase in cash, cash equivalents and restricted cash	$(19,786)	$147,632

Operating Cash Flows. Net cash provided by operating activities for the six months ended June 30, 2025, decreased to $103.7 million, from $116.5 million for the six months ended June 30, 2024, a decrease of $12.8 million. This decrease was primarily due to profit on sale of vessel of $12.6 million, and to changes in working capital of $2.4 million during the six months ended June 30, 2025, compared to the six months ended June 30, 2024.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, can take between 20 and 30 days in total, being approximately 5-10 days of voyage time to and from the shipyard and approximately 15-20 days of actual drydocking time. 3 of our vessels completed their respective drydockings during the six months ended June 30, 2025.

We estimate the current cost of a five-year drydocking for one of our vessels to be approximately $1.5 million, a ten-year drydocking cost to be approximately $1.7 million, and the 15-year and 17-year drydocking costs to be approximately $1.9 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows. Net cash used in investing activities was $86.7 million for the six months ended June 30, 2025, primarily related to contributions, to our investment in an expansion of the Ethylene Export Terminal (the “Terminal Expansion Project”) of $4.0 million, $20.6 million as payments for our four Newbuild Vessels (as defined in the notes to the accompanying condensed consolidated financial statements) under construction, and $83.7 million for the purchase of the Purchased Vessels, offset by $3.1 million of distributions received from our investment in the Export Terminal Joint Venture and $17.5 million from proceeds from sale during the period.

Net cash used in investing activities was $8.3 million for the six months ended June 30, 2024, primarily related to contributions to our investment in the Export Terminal Joint Venture via the Terminal Expansion Project of $24.0 million, offset by distributions received from our investment in the Export Terminal Joint Venture of $14.7 million.

Financing Cash Flows. Net cash provided by financing activities was $130.8 million for the six months ended June 30, 2025, primarily as a result of the drawdown of our February 2025 Facility of $74.6 million and our May 2025 Facility of $300 million and proceeds from our March 2025 Bond Tap Issue of $40.0 million, offset by our repayment of our September 2020 Facility of $143.4 million and our October 2013 Facility of $14.7 million and regular quarterly debt repayments totaling $81.2 million, and $41.8 million paid under our Return of Capital policy and share repurchases.

Net cash used in financing activities was $130.4 million for the six months ended June 30, 2024, primarily as a result of our regular quarterly debt repayments totaling $66.2 million, our quarterly dividend payments of $7.3 million and $53.6 million paid under our Return of Capital policy and other share repurchases.

Secured Term Loan Facilities, Revolving Credit Facilities and Terminal Facility

General. Navigator Gas LLC., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities as summarized in the table below. For additional information regarding our secured term loan facilities and revolving credit facilities, please read “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities” in the Company's 2024 Annual Report.

The table below summarizes our facilities as of June 30, 2025:

Facility agreement	Original facility amount	Principal amount outstanding	Undrawn RCF component	Interest rate	Facility maturity date
	(in millions)
March 2019 Terminal Facility	$75.0	$6.0	—	Comp SOFR + 326 BPS	December 2025
August 2021 Loan Agreement	67.0	32.0	—	Fixed 378 BPS	June 2026
February 2025 Secured Term Loan	74.6	74.6	—	Term SOFR + 180 BPS	August 2026
October 2013 DB Credit Facility A	57.7	8.4	—	Comp SOFR + 247 BPS	April 2027
December 2022 Secured Term loan and RCF	111.8	48.8	28.5	Term SOFR + 209 BPS	September 2028
July 2015 DB Credit Facility B	60.9	19.0	—	Comp SOFR + 247 BPS	December 2028
July 2015 Santander Credit Facility B	55.8	18.6	—	Comp SOFR + 247 BPS	January 2029
March 2023 Secured Term Loan	200.0	125.1	—	Comp SOFR + 210 BPS	March 2029
December 2022 Secured Term Loan	151.3	125.3	—	Term SOFR + 220 BPS	December 2029
August 2024 Secured Term Loan and RCF	147.6	138.0	—	Term SOFR + 190 BPS	August 2030
May 2025 Secured Term Loan and RCF	300.0	300.0	—	Term SOFR + 170 BPS	May 2031
Total	$1,301.7	$895.8	$28.5

May 2025 Senior Secured Term Loan and Revolving Credit Facility. On May 2, 2025, the Company entered into a Senior Secured Term Loan and Revolving Credit Facility for up to $300 million (the "May 2025 Facility") with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V. London Branch, and Skandinaviska Enskilda Banken AB (publ). The May 2025 Facility was used to repay the Company’s September 2020 secured loan facility in the amount of $143.4 million that was due to mature in September 2025, and the Company’s October 2013 secured loan facility that was due to mature in May 2027 in the amount of $14.7 million. The May 2025 Facility has a term of six years maturing in May 2031, is for a maximum principal amount of $300 million (split as $230 million term loan and $70 million revolving credit facility), bears interest at Term SOFR plus 170 basis points, and is repaid through 24 quarterly installments on an age-adjusted 20 to 0 years profile followed by a final balloon payment of $146.5 million, which balloon payment includes amounts relating to both the Term Loan and Revolving Credit components of the facility.

Financial Covenants. Our secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•    borrowers maintain a certain level of cash and cash equivalents based on the number of vessels in our fleet or in the relevant facilities, up to an amount of $50 million and;

•borrowers must maintain a minimum ratio of shareholder equity to total assets, or value adjusted total assets, of 30%.

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenue generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also typically limit the borrowers from, among other things, incurring further indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that require the borrowers to maintain adequate insurance coverage and to maintain the vessels, and include customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness, or non-compliance with security documents.

Borrowers are required to deliver quarterly compliance certificates, which certificates on a semi-annual basis on June 30 and December 31, includes providing average valuations of the vessels securing the applicable facility from two independent ship brokers. Upon delivery of the valuations, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the applicable facilities, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. As of June 30, 2025 we were in compliance with all covenants under our secured term loan facilities and revolving credit facilities.

2024 Senior Unsecured Bonds and 2025 Senior Unsecured Bond Tap Issue

General. On October 17, 2024, we issued an aggregate principal amount of $100 million of our October 2024 Bonds. The net proceeds of the issuance of the October 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds. The borrowing limit under the bond terms governing the October 2024 Bonds is $200 million.

On March 28, 2025, pursuant to the March 2025 Bond Tap Issue Addendum, the Company completed the March 2025 Bond Tap Issue issuing an additional aggregate principal amount of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds and bearing the same coupon rate as the October 2024 Bonds. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million in aggregate principal amount of bonds remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

The October 2024 Bonds (and the March 2025 Bond Tap Issue under the same bond terms) are governed by Norwegian law and they are required to be listed on the Nordic ABM, which is operated and organized by Oslo Børs ASA, within 9 months of issuance. The listing process is ongoing and is expected to be completed in August 2025.

Interest. Interest on the October 2024 Bonds (and the March 2025 Bond Tap Issue) is payable at a fixed rate of 7.25% per annum, calculated on a 360-day year basis. Interest is payable semi-annually in arrears on April 30 and October 30 of each year.

Maturity. The October 2024 Bonds (and the March 2025 Bond Tap Issue) mature on October 30, 2029 and become repayable on that date.

Optional Redemption. We may redeem the October 2024 Bonds (and the March 2025 Bond Tap Issue), in whole or in part at any time. Any bonds redeemed: up until October 29, 2027 will be priced at the aggregate of the present value (discounted at 412 basis points) on the Repayment Date of the Nominal Amount and the remaining interest payments up to October 30, 2027; from October 30, 2027 to April 29, 2028, are redeemable at 102.9% of par; from April 30, 2028 to October 29, 2028, are redeemable at 102.175% of par; from October 30, 2028 to April 29, 2029, are redeemable at 101.45% of par; and from April 30, 2029 to October 29, 2029, are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond terms covering the October 2024 Bonds and the March 2025 Bond Tap Issue), the holders of October 2024 Bonds (and holders of the March 2025 Bond Tap Issue) have the option to require us to repay such holders’ outstanding principal amount at 101% of par, plus accrued interest.

Financial Covenants. The bond terms for the October 2024 Bonds and the March 2025 Bond Tap Issue contains financial covenants requiring us, among other things, to ensure that:

•we and our subsidiaries maintain a minimum liquidity of no less than $35 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of June 30, 2025, we were in compliance with all covenants under the October 2024 Bonds (and the March 2025 Bond Tap Issue).

Restrictive Covenants. The October 2024 Bonds (and the March 2025 Bond Tap Issue) provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $45 million unless an event of default has occurred and is continuing. The Bond Agreement (and the March 2025 Bond Tap Issue Addendum thereto) related to the 2024 Bonds (the “2024 Bond Agreement”) also limits us and our subsidiaries from, among other things, entering into mergers and de-mergers, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2024 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation or warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to the Company's 2024 Annual Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage some of our interest rate risks. We do not use interest rate swaps or any other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. We are party to a fixed-rate unsecured bond and our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loans and revolving credit facilities that bear interest at rates of SOFR plus margins of between 170 and 326 basis points. At June 30, 2025, $408.1 million of our outstanding debt (including our bond) had fixed rates or was hedged using interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $627.7 million was not hedged and is therefore subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points would result in $6.3 million of additional annual interest expense on our indebtedness outstanding as of June 30, 2025.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenue is generated in U.S. Dollars. Our expenses are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily Euros, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk as of June 30, 2025.
Inflation
We are exposed to increases in operating costs arising from vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation, and we are subject to fluctuations as a result of general market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightment ("COAs") increases. In the case of the 50 vessels owned and commercially managed by us as of June 30, 2025, 34 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel however a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after bunker prices settle at a higher level.
Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times we may have multiple vessels employed by the same charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At June 30, 2025, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, and at June 30, 2025, all such deposits had maturities of no more than three months, in order to provide the Company with flexibility to meet working capital and capital investment requirements.

NAVIGATOR HOLDINGS LTD.
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended June 30, 2024	Three months ended June 30, 2025	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands except share and per share data)
Revenue
Operating revenues	$131,601	$117,205	$252,621	$257,107
Operating revenues – Unigas Pool	15,075	12,430	28,210	23,934
Total operating revenues	146,676	129,635	280,831	281,041
Expenses
Brokerage commission	1,869	1,536	3,495	3,451
Voyage expenses	17,123	15,213	31,306	35,874
Vessel operating expenses	43,494	47,373	85,612	94,386
Depreciation and amortization	33,349	34,827	66,790	69,013
General and administrative costs	11,320	10,264	17,800	18,388
Total operating expenses	107,155	109,213	205,003	221,112
Operating Income	39,521	20,422	75,828	59,929

Other Income/(Expenses)
Realized loss on non-designated derivative instruments	—	(2)	—	(1,228)
Unrealized loss on non-designated derivative instruments	(1,581)	(1,349)	(2,028)	(2,385)
Interest expense	(15,294)	(15,063)	(29,508)	(27,755)
Interest income	1,550	1,717	3,162	2,838
Write off of deferred financing costs	—	(257)	—	(257)
Unrealized foreign exchange (loss)/gain	(880)	845	(2,403)	(146)
Other income	—	—	—	4,801
Profit from sale of vessel	—	12,617	—	12,617
Income before taxes and share of result of equity method investments	23,316	18,930	45,051	48,414
Income taxes	(1,161)	(1,495)	(2,367)	(1,351)
Share of result of equity method investments	4,687	4,805	9,077	3,901
Net Income	26,842	22,240	51,761	50,964
Net income attributable to non-controlling interest	(3,602)	(787)	(5,948)	(2,474)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$23,240	$21,453	$45,813	$48,490

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.32	$0.31	$0.63	$0.70
Diluted:	$0.32	$0.31	$0.62	$0.69
Weighted average number of shares outstanding in the period:
Basic:	72,458,773	68,808,277	72,834,272	69,097,844
Diluted:	72,883,133	69,502,347	73,320,149	69,810,951

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended June 30, 2024	Three months ended June 30, 2025	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands)
Net Income	$26,842	$22,240	$51,761	$50,964
Other comprehensive income:
Foreign currency translation (loss)/income	(326)	232	(292)	626
Total comprehensive income	$26,516	$22,472	$51,469	$51,590

Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	$22,914	$21,685	$45,521	$49,116
Non-controlling interest	3,602	787	5,948	2,474
Total comprehensive income	$26,516	$22,472	$51,469	$51,590

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheet
(Unaudited)

	As at December 31, 2024	As at June 30, 2025
	(in thousands, except share data)
Assets
Current Assets
Cash and cash equivalents	$130,821	$238,140
Restricted cash	8,976	49,289
Accounts receivable, net of allowance for credit losses	29,037	30,768
Accrued income	5,809	4,174
Prepaid expenses and other current assets	14,824	22,880
Bunkers and other inventory	13,752	14,237
Insurance receivable	3,368	5,060
Amounts due from related parties	13,797	9,036
Total current assets	220,384	373,584
Non-current Assets
Vessels, net	1,653,607	1,678,187
Vessels under construction	41,589	64,028
Property, plant and equipment, net	385	386
Intangible assets, net of accumulated amortization	406	399
Equity method investments	253,729	258,521
Derivative assets	7,191	2,054
Right-of-use asset	2,088	1,866
Other non-current assets	1,250	2,500
Total non-current assets	1,960,245	2,007,941
Total Assets	$2,180,629	$2,381,525
Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$250,087	$147,589
Current portion of operating lease liabilities	1,180	1,289
Accounts payable	13,823	12,582
Accrued expenses and other liabilities	24,334	37,139
Accrued interest	4,835	5,590
Deferred income	24,514	29,901
Derivative liability	—	1,015
Total current liabilities	318,773	235,105
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	504,995	741,055
Senior unsecured bond, net of deferred financing costs	98,446	137,878
Operating lease liabilities, net of current portion	2,574	2,287
Deferred tax liabilities	9,477	9,796
Total non-current liabilities	615,492	891,016
Total Liabilities	934,265	1,126,121
Commitments and Contingencies - Note 12
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 67,015,554 shares issued and outstanding at June 30, 2025 (December 31, 2024: 69,397,648)	695	671
Additional paid-in capital	800,800	801,640
Accumulated other comprehensive loss	(548)	78
Retained earnings	404,522	411,246
Total Navigator Holdings Ltd. Stockholders’ Equity	1,205,469	1,213,635
Non-controlling interest	40,895	41,769
Total equity	1,246,364	1,255,404
Total Liabilities and Stockholders’ Equity	$2,180,629	$2,381,525

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Stockholders’ Equity
(Unaudited)

For the Three Months Ended June 30, 2025:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
April 1, 2025	69,261,596	$694	$801,152	$(154)	$426,165	$40,982	$1,268,839
Restricted shares issued	44,443	—	—	—	—	—	—
Unrestricted shares issued	106	—	—	—	—	—	—
Net income	—	—	—	—	21,453	787	22,240
Foreign currency translation	—	—	—	232	—	—	232
Dividend declared	—	—	—	—	(3,455)	—	(3,455)
Repurchase of common stock	(2,290,591)	(23)	—	—	(32,917)	—	(32,940)
Share-based compensation plan	—	—	488	—	—	—	488
June 30, 2025	67,015,554	$671	$801,640	$78	$411,246	$41,769	$1,255,404

For the Six months ended June 30, 2025:

	(in thousands, except Common stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
January 1, 2025	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364
Restricted shares issued	44,443	—	—	—	—	—	—
Unrestricted shares issued	349	—	—	—	—	—	—
Net income	—	—	—	—	48,490	2,474	50,964
Foreign currency translation	—	—	—	626	—	—	626
Dividend declared	—	—	—	—	(6,918)	(1,600)	(8,518)
Repurchase of common stock	(2,426,886)	(24)	—	—	(34,848)	—	(34,872)
Share-based compensation plan	—	—	840	—	—	—	840
June 30, 2025	67,015,554	$671	$801,640	$78	$411,246	$41,769	$1,255,404

NAVIGATOR HOLDINGS LTD.

For the Three Months Ended June 30, 2024:

		(in thousands, except Common Stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non- Controlling Interest	Total
April 1, 2024	73,157,141	$733	$799,561	$(118)	$411,993	$45,146	$1,257,315
Restricted shares issued	54,851	1	—	—	—	—	1
Net income	—	—	—	—	23,240	3,602	26,842
Foreign currency translation	—	—	—	(326)	—	—	(326)
Dividend Paid	—	—	—	—	(7,312)	—	(7,312)
Repurchase of common stock	(3,616,737)	(37)	—	—	(52,786)	—	(52,823)
Share-based compensation plan	—	—	379	—	—	—	379
June 30, 2024	69,595,255	$697	$799,940	$(444)	$375,135	$48,748	$1,224,076

For the Six months ended June 30, 2024:

		(in thousands, except Common Stock data)
	Common stock
	Number of shares	Amount $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interest	Total
January 1, 2024	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074
Restricted shares issued	56,036	1	—	—	—	—	1
Net income	—	—	—	—	45,813	5,948	51,761
Foreign currency translation	—	—	—	(292)	—	—	(292)
Dividend Paid	—	—	—	—	(7,312)	—	(7,312)
Repurchase of common stock	(3,669,367)	(37)	—	—	(53,587)	—	(53,624)
Share-based compensation plan	—	—	468	—	—	—	468
June 30, 2024	69,595,255	$697	$799,940	$(444)	$375,135	$48,748	$1,224,076

See accompanying notes to condensed unaudited consolidated financial statements.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

%%%%%%C	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands)
Cash flows from operating activities
Net Income	$51,761	$50,964
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	2,028	2,385
Realized loss on non-designated derivative instruments	—	1,228
Depreciation and amortization	66,790	69,013
Payment of drydocking costs	(9,929)	(12,106)
Share-based compensation expense	468	840
Amortization of deferred financing costs	1,692	1,740
Share of results of equity method investments	(9,077)	(3,901)
Deferred taxes	1,393	319
Repayments under operating lease obligations	(320)	(397)
Other Income	—	(4,801)
Other unrealized foreign exchange loss	(805)	1,003
Profit from sale of vessel	—	(12,617)
Changes in operating assets and liabilities
Accounts receivable	15,452	(1,730)
Insurance claims receivables	(3,243)	(3,979)
Bunkers and lubricant oils	(3,600)	(485)
Accrued income, prepaid expenses and other current assets	(5,811)	(6,199)
Accounts payable, accrued interest, accrued expenses and other liabilities	1,586	17,706
Amounts from related parties	8,124	4,761
Net cash provided by operating activities	116,509	103,744
Cash flows from investing activities
Additions to vessels and equipment	—	(83,742)
Vessels under construction	—	(20,580)
Contributions to equity method investments	(24,003)	(4,000)
Distributions from equity method investments	14,650	3,109
Investment in preferred securities	—	(1,250)
Proceeds from sale of vessel	—	17,454
Insurance recoveries	1,011	2,287
Net cash used in investing activities	(8,342)	(86,722)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	—	377,208
Direct financing cost of secured term loan and revolving credit facilities	—	(3,739)
Repurchase of share capital	(53,587)	(34,848)
Proceeds of unsecured bonds	—	40,000
Repayment of secured term loan facilities and revolving credit facilities	(66,203)	(239,349)
Repayment of refinancing of vessel to related parties	(3,255)	—
Dividend paid to non-controlling interest	—	(1,600)
Dividends paid	(7,312)	(6,918)
Net cash (used in)/provided by financing activities	(130,357)	130,754
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,404	(144)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(19,786)	147,632
Cash, cash equivalents and restricted cash at beginning of period	158,242	139,797
Cash, cash equivalents and restricted cash at end of period	$138,456	$287,429

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$28,112	$25,645
Total tax paid during the period	$716	$1,084

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1. General Information and Basis of Presentation

General Information

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of June 30, 2025, the Company owned and operated 58 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 27 were ethylene and ethane-capable vessels.

The Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”) in September 2022, which joint venture entity has acquired two 17,000 cbm, 2018-built ethylene-capable liquefied gas carriers and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers.

The Company owns a 50% share, through a joint venture (the “Export Terminal Joint Venture”), of an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”), that is capable of exporting in excess of 1.55 million tons of ethylene per year.

Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.

Basis of Presentation

These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and related Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In our opinion, all adjustments consisting of normal recurring items, necessary for a fair statement of financial position, operating results and cash flows have been included in the unaudited interim condensed consolidated financial statements and related notes. The unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2024 included in our Annual Report on Form 20-F filed with the SEC on March 25, 2025 (the “2024 Annual Report”). The year-end condensed balance sheet data was derived from the audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results for the six months ended June 30, 2025, are not necessarily indicative of results for the year ending December 31, 2025, or any other future periods.

In preparing these unaudited condensed consolidated financial statements, the Company has disaggregated certain income statement line items. This disaggregation was performed to enhance clarity and to provide users with greater insight into the Company’s financial position. Unrealized foreign exchange gains and losses are now separately disclosed and disaggregated from interest expense. Prior period balances have been reclassified to conform to the current period presentation.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIE”) for which the Company is a primary beneficiary (please read Note 15—Variable Interest Entities for additional information). All intercompany accounts and transactions have been eliminated on consolidation.

The results of operations are subject to seasonal and other fluctuations and are therefore not necessarily indicative of results that may otherwise be expected for the entire year.
Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after the financial statements are issued. As part of the evaluation, and among other things, management has considered the following:

•our current financial condition and liquidity sources, including current funds available and forecasted future cash flows;
•the severity and duration of any world events and armed conflicts, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the economy generally as well as possible effects of trade disruptions and trade tariffs;

Following the signing of the May 2025 Facility, the substantial doubt over the Company's ability to continue as a going concern that was disclosed in both the Company’s Preliminary Fourth Quarter and Financial Year 2024 Results (Unaudited) released on March 12, 2025 and in the Company’s Annual Report on Form 20-F for the Year Ended December 31, 2024 released on March 25, 2025, has been alleviated.

Following the evaluation Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Company's 2024 Annual Report. There have been no material changes to these policies in the six months ended June 30, 2025.

Recent Accounting Pronouncements
New accounting standards issued as of June 30, 2025 may affect future reporting by Navigator Holdings Ltd. The Company's 2024 Annual Report contains a list of such accounting pronouncements that may be relevant in the future and new accounting pronouncements were announced during the six months ended June 30, 2025. The impact of these announcement on the financial reporting was assessed and the Company concluded that there is no material impact for current and future reporting periods.

2. Operating Revenues

The following table discloses operating revenues by contract type for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30, 2024	Three months ended June 30, 2025	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands)
Time charters	$86,278	$91,510	$175,367	$178,693
Voyage charters	45,323	25,695	77,254	78,414
Operating revenues from Unigas Pool	15,075	12,430	28,210	23,934
Total operating revenues	$146,676	$129,635	$280,831	$281,041

Time Charter Revenue

As of June 30, 2025, 34 of the Company’s 49 operated vessels (excluding the nine vessels operating within the independently managed Unigas Pool) were subject to time charters, 25 of which will expire within one year and 9 of which will expire within three years from the balance sheet date (December 31, 2024: 32 of the Company’s 47 operated vessels were subject to time charters, 23 of which will expire within one year, 9 of which will expire within three years). The estimated undiscounted cash flows for committed time charter revenue that are expected to be received on an annual basis for ongoing time charters, as of June 30, 2025, are as follows:

(in thousands of U.S. dollars)
Within 1 year	$234,706
In the second year	$68,812
In the third year	$17,593

For time charter revenue accounted for under ASC 842, the amount of accrued income on the Company’s unaudited condensed consolidated balance sheet as of June 30, 2025, was $2.9 million (December 31, 2024: $0.7 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s unaudited condensed consolidated balance sheet as of June 30, 2025, was $29.9 million (December 31, 2024: $24.5 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from June 30, 2025.

Voyage Charter Revenue
Voyage charter revenue, which includes revenue from contracts of affreightment, are shown net of address commissions.

As of June 30, 2025, for voyage charter and contract of affreightment services accounted for under ASC 606, the amount of contract assets reflected within accrued income on the Company’s unaudited condensed consolidated balance sheet was $1.2 million (December 31, 2024: $5.1 million). Changes in the contract asset balance between balance sheet dates reflects income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment.

The period opening and closing balance of receivables from voyage charters, including contracts of affreightment, was $19.5 million and $8.2 million, respectively, as of June 30, 2025 (December 31, 2024: $18.3 million and $19.5 million, respectively) and is reflected within net accounts receivable on the Company’s unaudited condensed consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences, was $1.8 million as of June 30, 2025 (December 31, 2024: $2.5 million) and is reflected within prepaid expenses and other current assets on the Company’s unaudited condensed consolidated balance sheet.

3. Vessels

	Vessels	Drydocking	Total
	(in thousands)
Cost
January 1, 2025	$2,467,396	$86,045	$2,553,441
Vessels acquisitions	84,196	—	84,196
Additions	—	14,092	14,092
Disposals	(50,769)	(8,535)	(59,304)
June 30, 2025	2,500,823	91,602	2,592,425

Accumulated Depreciation
January 1, 2025	854,346	45,488	899,834
Charge for the period	57,426	11,446	68,872
Disposals	(45,933)	(8,535)	(54,468)
June 30, 2025	865,839	48,399	914,238

Net Book Value
December 31, 2024	1,613,050	40,557	1,653,607
June 30, 2025	$1,634,984	$43,203	$1,678,187

On January 7, 2025, the Company entered into an agreement to acquire three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels (the "Purchased Vessels"). On February 19, 2025, the Company acquired the first of the three Purchased Vessels, now renamed Navigator Hyperion for $27.4 million. On February 24, 2025, the Company acquired the second of the Purchased Vessels, now renamed Navigator Titan for $27.4 million. On March 17, 2025 the Company acquired the third of the Purchased Vessels, now renamed Navigator Vesta, for $29.2 million.

On May 13, 2025, the Company sold and delivered, Navigator Venus, a 2000-built 22,085 cbm ethylene capable semi-refrigerated handysize vessel to a third party for net proceeds of $17.5 million and recognized a profit on sale of $12.6 million.

The cost and net book value as of June 30, 2025 of the 34 vessels that were contracted under time charter arrangements (please read Note 2—Operating Revenue for additional information) was $1,784.8 million and $1,140.4 million respectively (December 31, 2024: $1,676.0 million and $1,084.0 million, respectively, for 32 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (please read Note 6. Secured Term Loan Facilities and Revolving Credit Facilities, for additional information) was $1,471.1 million as of June 30, 2025 (December 31, 2024: $1,382 million).

4. Vessels Under Construction

On August 20, 2024 the Company entered into contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China (the “Original Newbuild Vessels”). On November 21, 2024, the Company exercised an option and entered into contracts to build two additional newbuild vessels of the same specification and price (the “Additional Newbuild Vessels” and together with the Original Newbuild Vessels, the “Newbuild Vessels”). The Original Newbuild Vessels and the Additional Newbuild Vessels, (Navigator Polaris, Navigator Proxima, Navigator Parsec, and Navigator Pleione), are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

	Year ended December 31, 2024	Six months ended June 30, 2025
	(in thousands)
Vessels under construction at January 1,	$—	$41,589
Payments to Shipyards	41,208	20,580
Capitalized interest	381	1,859
Vessel under construction at December 31, 2024 and June 30, 2025	$41,589	$64,028

5. Equity Method Investments

Interests in investments are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of the equity-accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Share of results from equity method investments, excluding amortized costs, recognized in the share of results of equity method investments for the six months ended June 30, 2025, was a profit of $3.9 million (six months ended June 30, 2024: a profit of $9.1 million).

As of December 31, 2024, and June 30, 2025, we had the following participation interests in investments that are accounted for using the equity method:

	December 31, 2024	June 30, 2025
Enterprise Navigator Ethylene Terminal L.L.C. ("Export Terminal Joint Venture")	50%	50%
Unigas International B.V. ("Unigas")	33.3%	33.3%
Dan Unity CO2 A/S ("Dan Unity")	50%	50%
Luna Pool Agency Limited ("Luna Pool Agency")	50%	50%
Azane Fuel Solutions AS ("Azane")	9.5%	9.5%
Bluestreak CO2 Limited ("Bluestreak")	50%	50%

The table below shows the movement in the Company’s equity method investments, for the year ended December 31, 2024, and six months ended June 30, 2025:

	Year ended December 31, 2024	Six months ended June 30, 2025
	(in thousands)
Equity method investments at January 1, 2024 and 2025	$174,910	$253,729
Equity contributions to joint venture entity	89,000	4,000
Share of results	16,911	3,901
Distributions received from equity method investments	(27,092)	(3,109)
Equity method investments at December 31, 2024 and June 30, 2025	$253,729	$258,521

Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)

In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of June 30, 2025, the Company has contributed $226.5 million to the Export Terminal Joint Venture for our share of the capital cost for the construction of the Ethylene Export Terminal and for an expansion of the Ethylene Export Terminal

Capitalized interest and associated costs are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of June 30, 2025 the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.1 million (December 31, 2024: $5.2 million). The costs amortized in both the six months ended June 30, 2025, and 2024, was $0.2 million and this is presented in the share of results of the equity method investments within our consolidated statements of operations.

Unigas International B.V. ("Unigas")
Unigas based in the Netherlands is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas is the operator of the Unigas pool. The Company owns a 33.3% equity interest in Unigas and accounts for it using the equity method. It was recognized initially at fair value and our consolidated financial statements will include the Unigas’s share of the profit or loss and other comprehensive income.

Dan Unity CO2 A/S ("Dan Unity")

In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating the joint venture Dan Unity, a Danish entity, to undertake commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method and we exercise joint control over the operating and financial policies of Dan Unity. As of June 30, 2025, we have recognized the Company’s initial investment at cost along with the Company’s share of the profit or loss and other comprehensive income of equity accounted investees.

Luna Pool Agency Limited ("Luna Pool Agency")
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited (the “Luna Pool Agency”) was incorporated in May 2020. The pool participants jointly own the Luna Pool Agency on an equal basis, and both have equal board representation. As of June 30, 2025, we have recognized the Company’s initial investment of one British pound in the Luna Pool Agency within equity method investments on our consolidated balance sheet. The Luna Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.
Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling to facilitate the transition to green fuels for shipping. The Company acquired a 9.5% equity interest in Azane on October 25, 2023 and accounts for it using the equity method. It was recognized initially at cost.

Azane intends to build the world’s first ammonia bunkering network and operate ammonia bunkering infrastructure. Azane intends to become the missing link between ammonia production, and trade and vessels wishing to use ammonia as fuel. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel handling technology.

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50.0% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line initially with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage unit or a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regulatory approvals and other customary closing conditions.

6. Secured Term Loan Facilities and Revolving Credit Facilities

The following table shows the breakdown of all secured term loan facilities, revolving credit facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2024 and June 30, 2025:

	December 31, 2024	June 30, 2025
	(in thousands)
Current Liabilities
Current portion of secured term loan facilities and revolving credit facilities	$252,333	$150,187
Less: current portion of deferred financing costs	(2,246)	(2,598)
Current portion of secured term loan facilities and revolving credit facilities, net of deferred financing costs	$250,087	$147,589
Non-Current Liabilities
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	$508,226	$745,624
Less: non-current portion of deferred financing costs	(3,231)	(4,569)
Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$504,995	$741,055

On May 2, 2025, the Company entered into a Senior Secured Term Loan and Revolving Credit Facility for up to $300 million (the "May 2025 Facility") with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V. London Branch, and Skandinaviska Enskilda Banken AB (publ). The May 2025 Facility was used to repay the Company’s September 2020 secured loan facility in the amount of $143.4 million that was due to mature in September 2025, and the Company’s October 2013 secured loan facility that was due to mature in May 2027 in the amount of $14.7 million. The May 2025 Facility has a term of six years maturing in May 2031, is for a maximum principal amount of $300 million (split as $230 million term loan and $70 million revolving credit facility), bears interest at Term Secured Overnight Financing Rate (“SOFR”) plus 170 basis points, and is to be repaid through 24 quarterly installments on an age-adjusted 20 to 0 years profile, followed by a final balloon payment of $146.5 million, which balloon payment includes amounts relating to both the Term Loan and Revolving Credit components.

On February 7, 2025, the Company entered into a $74.6 million Senior Secured Term Loan (the “February 2025 Facility”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the total purchase price. The February 2025 Facility is initially non-amortizing, bears interest at a rate of Term SOFR plus 180 basis points and matures after 18 months. At that time the borrower has an option to extend the February 2025 Facility for a further 18 months on payment of a $25 million balloon. Should the borrower take the extension option the February 2025 Facility would become amortizing with repayments made on the basis of an age-adjusted 20 to 0 years repayment profile and would continue to bear interest at Term SOFR plus 180 basis points.

7. Senior Unsecured Bonds

On October 17, 2024, the Company issued an aggregate principal amount of $100 million of new Senior Unsecured Bonds in the Nordic bond market (the "October 2024 Bonds"). The net proceeds of the October 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds. The borrowing limit under the bond terms governing the October 2024 Bonds is $200 million.

On March 28, 2025, pursuant to an addendum (the “March 2025 Bond Tap Issue Addendum”), the Company completed an additional aggregate principal tap issue of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds and bearing the same coupon rate as the October 2024 Bonds (the “March 2025 Bond Tap Issue”). The March 2025 Bond Tap Issue matures in October 2029, in line with the October 2024 Bonds, and also bears a fixed coupon of 7.25% per annum payable semi-annually in arrears on April 30 and October 30. Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

The October 2024 Bonds (and the March 2025 Bond Tap Issue under the same bond terms) are governed by Norwegian law. The listing process is ongoing and is expected to be completed in August 2025.

The following table shows the breakdown of our Senior Unsecured Bonds and total deferred financing costs as of June 30, 2025 and December 31, 2024:

	December 31, 2024	June 30, 2025
	(in thousands)
October 2024 Bond issuance	$100,000	$100,000
March 2025 Bond Tap issuance	—	40,000
Less deferred financing costs	(1,554)	(2,122)
Total bonds, net of deferred financing costs	$98,446	$137,878

8. Derivative Instruments Accounted for at Fair Value
Interest Rate risk

The Company has a number of existing vessel loan facilities with associated amortizing fixed interest rate swaps. As of June 30, 2025, the interest rate swaps had a net positive fair value to the Company of $1.0 million (December 31, 2024, a positive fair value to the Company of $7.2 million). There were unrealized losses of $1.3 million on the fair value of the swaps for the three months ended June 30, 2025 (three months ended June 30, 2024, an unrealized loss of $1.6 million). There were unrealized losses of $2.4 million on the fair value of the swaps for the six months ended June 30, 2025 (six months ended June 30, 2024, an unrealized loss of $2.0 million).
The Company repaid existing vessel loan facilities during the six months ended June 30, 2025 and as a result the Company cash settled interest rate swap agreements linked to these loans and realized a loss of $1.2 million (six months ended June 30, 2024, nil).
These fixed interest rate swaps are typically entered into with the financial institutions that are also lenders under our loan facilities. The interest rate payable by the Company under these interest rate swap agreements is between 0.37% and 3.61%. The interest rate receivable by the Company under these interest rate swap agreements is typically 3-month SOFR, calculated on a 360-day year basis and which resets every three months.
All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as Level Two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of June 30, 2025.

As of June 30, 2025, we held the following interest rates swaps that partially hedge our variable rate loan facilities:

Facility	Outstanding Notional amount	Fixed rate	Variable rate
	(in thousands)
March 2019 Facility	$6,000	0.37%	Comp SOFR
October 2013 DB Credit Facility A	$42,630	1.94%	Comp SOFR
July 2015 DB Credit Facility B	$36,172	2.00%	Comp SOFR
July 2015 Santander Credit Facility B	$39,078	1.88%	Comp SOFR
May 2025 Senior Secured Term Loan and RCF	$181,550	3.61%	Comp SOFR
The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024.

		December 31, 2024	June 30, 2025
		(in thousands)
	Fair Value Hierarchy Level	Fair Value Asset/(Liability)	Fair Value Asset /(Liability)
Interest rate swap agreements Assets	Level 2	$7,191	$2,054
Interest rate swap agreements Liability	Level 2	—	1,015
		$7,191	$1,039
The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of unfavorable movements in interest rates.
The Company held no derivatives designated as hedges as of June 30, 2025 or December 31, 2024.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
Foreign Currency Exchange Rate risk
All foreign currency-denominated monetary assets and liabilities are revalued and reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences which do not impact our cash flows.

Credit risk

The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap agreements. As of June 30, 2025, the Company is exposed to credit risk where interest rate swaps are in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

The fair value of our interest rate swap agreements is the estimated amount that we would pay/receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.

The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates may experience significant volatility in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties of the Company may also materially impact the fair values of our swap agreements.

9. Financial Instruments Not Accounted for at Fair Value

The principal financial assets of the Company as of June 30, 2025, and December 31, 2024, consist of cash, cash equivalents, and restricted cash and accounts receivable. The principal financial liabilities of the Company as of June 30, 2025, and December 31, 2024, consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2024 Bonds (including the March 2025 Bond Tap Issue) and do not include deferred financing costs.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The October 2024 Bonds (including the March 2025 Bond Tap Issue) are classified as a Level 2 liability and the fair values have been calculated based on indirectly observed data based on the most recent trades prior to June 30, 2025. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset quarterly. This has been categorized at Level 2 on the fair value measurement hierarchy as of June 30, 2025.

The following table includes the estimated fair value and carrying value of those assets and liabilities where fair value approximates carrying value. The table excludes cash, cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

	December 31, 2024			June 30, 2025
	(in thousands)
	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)	Fair Value Hierarchy Level	Carrying Amount (Liability)	Fair Value (Liability)
2024 Bonds (Note 7)	Level 2	$(100,000)	$(100,625)	Level 2	$(140,000)	$(140,000)
Secured term loan facilities and revolving credit facilities (Note 6)	Level 2	$(760,559)	$(760,559)	Level 2	$(895,811)	$(895,811)

10. Earnings Per Share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30, 2024	Three months ended June 30, 2025	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands except for share data)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$23,240	$21,453	$45,813	$48,490

Basic weighted average number of shares	72,458,773	68,808,277	72,834,272	69,097,844
Effect of dilutive potential share options	424,360	694,070	485,877	713,107
Diluted weighted average number of shares	72,883,133	69,502,347	73,320,149	69,810,951

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic earnings per share	$0.32	$0.31	$0.63	$0.70
Diluted earnings per share	$0.32	$0.31	$0.62	$0.69

11. Share-Based Compensation

Share Awards

On March 17, 2025, 11,932 shares which were granted in March 2022 with a grant price of $10.65 per share to officers and employees of the Company vested with a fair value of $167,167; on April 4, 2025,10,000 shares which were granted in April 2022 with a grant price of $12.17 per share to an officer and employee of the Company vested with a fair value of $109,200; and on April 11, 2025, 31,291 shares which were granted in April 2024 with a grant price of $15.03 per share to non-employee directors of the Company, vested with a fair value of $389,886. In total the 53,223 shares had a weighted average grant price of $13.52 per share and a total fair value of $666,253.

On March 11, 2025, under the Navigator Holdings Ltd. 2023 Long-Term Incentive Plan (the “2023 Plan”) the Company granted a total of 44,443 restricted shares, 30,523 of which were granted to non-employee directors and 13,920 of which were granted to the officers and employees of the Company. The weighted average value of the 44,443 shares granted was $13.74 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

On April 15, 2024, under the Navigator Holdings Ltd. 2023 Long-Term Incentive Plan (the “2023 Plan”) the Company granted a total of 54,851 restricted shares, 41,291 of which were granted to non-employee directors and 13,560 of which were granted to the officers and employees of the Company. The weighted average value of the 54,851 shares granted was $15.05 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

On March 17, 2024 under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”), 31,833 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant price of $12.45 per share, vested at a fair value of $487,045. On April 11, 2024 an additional 10,000 shares which were previously granted to a non-employee directors under the 2013 Plan with a weighted average grant price of $15.13 per share, vested at a fair value of $161,700. On March 17, 2024, 10,111 shares which were granted in 2021 to officers and employees of the Company, all of which had a weighted average grant price of $10.26, vested at a fair value of $154,698. On October 31, 2024, 10,000 shares which were previously granted to officers and employees of the Company under the2013 Plan with a weighted average grant price of $8.46 per share, vested at $153,600.

Restricted share grant activity for the year ended December 31, 2024, and the six months ended June 30, 2025, was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Balance as of January 1, 2024	85,378	$11.44	0.81
Granted	54,851	15.05
Vested	(61,944)	11.88
Balance as of December 31, 2024	78,285	13.62	0.75
Granted	44,443	13.74
Vested	(53,223)	13.52
Balance as of June 30, 2025	69,505	$13.77	1.31

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the unaudited condensed consolidated statement of operations over the period to the vesting date.

During the three months ended June 30, 2025, the Company recognized $189,735 in share-based compensation costs relating to share grants (three months ended June 30, 2024: $192,433).

During the six months ended June 30, 2025, the Company recognized $353,819 in share-based compensation costs relating to share grants (six months ended June 30, 2024: $281,557).

As of June 30, 2025, there was a total of $614,685 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2024: $359,191) which are expected to be recognized over a weighted average period of 1.31 years (December 31, 2024: 0.75 years).

Share Options

Share options issued under the 2013 Plan and the 2023 Plan are exercisable between the third and tenth anniversary of the grant date, after which they lapse. The fair value of any option issued is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatility is based on the historic volatility of the Company’s stock price and other factors. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.
The movements in the outstanding share options during the year ended December 31, 2024, and the six months ended June 30, 2025, were as follows:

	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value[4]
Balance as of January 1, 2024	547,393	$18.25	$—
Issuance during the year	339,592	17.94	—
Expired during the year	(153,538)	24.22	—
Balance as of December 31, 2024	733,447	16.86	—
Expired during the period	(121,443)	17.80	—
Balance as of June 30, 2025	612,004	$16.67	$49,100
The weighted-average remaining contractual term of options outstanding and exercisable at June 30, 2025 was 4.32 years (December 31, 2024: 4.05 years).
During the three months ended June 30, 2025, the Company recognized $169,023 in share-based compensation costs relating to options granted under the 2013 Plan and the 2023 Plan (three months ended June 30, 2024: a charge of $169,577 relating to options granted under the 2013 Plan and the 2023 Plan).
During the six months ended June 30, 2025, the Company recognized $342,686 in share-based compensation costs relating to options granted under the 2013 Plan and the 2023 Plan (six months ended June 30, 2024: a charge of $151,567 relating to options granted under the 2013 Plan and the 2023 Plan).

As of June 30, 2025 there was $860,769 of total unrecognized compensation costs relating to non-vested options under the 2013 and the 2023 Plan (December 31, 2024: $1,203,456). As of June 30, 2025, there were 10,000 share options that had vested but had not been exercised (December 31, 2024: 121,443 share options that had vested but had not been exercised with a weighted average exercise price of $17.80).

Restricted Stock Units

On March 11, 2025, under the 2023 Plan the Company granted a total of 82,066 Restricted Stock Units ("RSUs") to the officers and employees of the Company. The RSUs granted to officers and employees of the Company vest on the third anniversary of the grant date based on an average of the Company's annual Return of Capital Employed over a given period.

During the six months ended June 30, 2025, the Company recognized $114,932 in share-based compensation costs relating to RSUs granted under the 2023 Plan (six months ended June 30, 2024: nil). As of June 30, 2025 there was $1,010,193 of total unrecognized compensation costs relating to non-vested RSU under the 2023 Plan (December 31, 2024: nil).

Save as you Earn Share Scheme
4 The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock for options that had exercise prices lower than the fair value of the Company’s share price.

The Company has employee stock purchase plans in place which are savings-related share schemes where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of August 8, 2022, July 17, 2023 and August 30, 2024. The employee stock purchase plans have three-year vesting periods, the first of which ended on August 10, 2025 with the others due to end on August 22, 2026 and August 30, 2027. 14,568 shares have been issued since the inception of the scheme. Using the Black-Scholes valuation model, the Company recognized compensation costs of $28,573 relating to employee stock purchase plans for the six months ended June 30, 2025 (six months ended June 30, 2024: $34,186).

12. Commitments and Contingencies

The schedule below summarizes our future contractual obligations as of June 30, 2025:

	2025	2026	2027	2028	2029	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	$64,992	$215,871	$104,970	$129,992	$125,635	$254,351	$895,811
2024 Bonds	—	—	—	—	140,000	—	140,000
Vessels under construction (1)	41,160	92,610	216,090	—	—	—	349,860
Office operating leases (2)	742	1,290	1,515	139	25	—	3,711
Total contractual obligations	$106,894	$309,771	$322,575	$130,131	$265,660	$254,351	$1,389,382

1.The Company has entered into four contracts to build four new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China. The vessels are under construction and are scheduled to be delivered to the Company in March 2027, July 2027 November 2027, and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

2.The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary of the lease commencement date. The lease payments are dependent on foreign exchange rates however the gross rent per year payable in GBP is currently approximately $1.1 million, with an initial rent-free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.
The Company occupies office space in Copenhagen with a lease that commenced in September 2021 and expires in December 2025. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Danish Kroner is currently approximately $180,000.
The lease term for our office in Gdynia, Poland which commenced in April 2024 is for a period of 5 years to March 30, 2029. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Euros is currently approximately $95,000.
The Company entered into a lease for office space in Houston that expired on March 31, 2025. The annual gross rent under this lease payable in U.S. Dollars was approximately $60,000. The Company entered into a new lease for office space in Houston that commenced on April 1, 2025. The annual gross rent under the new lease payable in U.S. Dollars is currently approximately $135,000.
13. Operating Lease Liabilities

The Company’s unaudited condensed consolidated balance sheet includes a right-of-use (“ROU”) asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s unaudited condensed consolidated balance sheet is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia, Copenhagen and Houston which are denominated in various currencies. At June 30, 2025, the weighted average discount rate across the four leases was 3.5% (December 31, 2024: 3.3%).

At June 30, 2025, based on the remaining lease liabilities, the weighted average remaining operating lease term was 1.81 years (December 31, 2024: 3.12 years).

Under ASC 842, the ROU asset is a non-monetary asset and is remeasured into the Company’s reporting currency using the exchange rate for the applicable currency as at the adoption date of ASC 842. The operating lease liability is a monetary liability and is remeasured quarterly using current exchange rates, with changes recognized in a manner consistent with other foreign currency-denominated liabilities within general and administrative expenses in the consolidated statements of comprehensive income.

A maturity analysis of the annual undiscounted cash flows of the Company’s operating lease liabilities as of June 30, 2025 and December 31, 2024, is presented in the following table:

	December 31, 2024	June 30, 2025
	(in thousands)
One year	$1,314	$742
Two years	1,138	1,290
Three years	1,342	1,515
Four years	92	139
Five years	23	25
Total undiscounted operating lease commitments	3,909	3,711
Less: discount adjustment	(155)	(135)
Total operating lease liabilities	3,754	3,576
Less: current portion	(1,180)	(1,289)
Operating lease liabilities, non-current portion	$2,574	$2,287

14. Cash, Cash Equivalents and Restricted Cash
The following table shows the breakdown of cash, cash equivalents and restricted cash as of June 30, 2025 and December 31, 2024 :

	December 31, 2024	June 30, 2025
	(in thousands)
Cash and cash equivalents	$130,455	$237,833
Cash and cash equivalents held by VIE	366	307
Restricted cash	8,976	49,289
Total cash, cash equivalents and restricted cash	$139,797	$287,429

Amounts included in restricted cash represent cash in blocked deposit accounts that are required to be deposited in accordance with the terms of a number of the Company's secured term loans with banking institutions and funds held by our variable interest entity PT Navigator Khatulistiwa ("PTNK"). As a result of allegations relating to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023 and the ongoing investigation by Indonesian authorities involving the alleged actions of Mr. Adrianto, who serves as a director of PTNK, with respect to Pertamina, approximately $40.2 million of cash owned by PTNK is currently recorded as restricted cash. Restricted cash is deemed not available for daily operational use.

15. Variable Interest Entities

As of June 30, 2025, the Company's VIEs had total assets and liabilities of $123.5 million and $26.7 million respectively which have been included in the Company’s consolidated balance sheet as of that date (December 31, 2024: $128.0 million and $26.2 million).
PT Navigator Khatulistiwa

As of December 31, 2024 and June 30, 2025, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of PT Navigator Khatulistiwa common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.

Navigator Crewing Services Philippines Inc. and Navigator Gas Services Philippines Inc.

We own a 25% and a 40% share in Navigator Crewing Services Philippines Inc. (“NCSPI”) and Navigator Gas Services Philippines Inc. (“NSSPI”), respectively. These companies were established primarily to provide marine services as principals or agents to ship owners, ship operators, managers engaged in international maritime business, and business support services.

The Company has determined that it has a variable interest in NCSPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact NCSPI’s and NSSPI’s economic performance.

16. Related Party Transactions

The following table summarizes our transactions with related parties for the three and six months ended June 30, 2025 and 2024:

	Three months ended June 30, 2024	Three months ended June 30, 2025	Six months ended June 30, 2024	Six months ended June 30, 2025
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(28)	$(1)	$(36)	$(3)
Ocean Yield Malta Limited	(732)	—	(1,495)	—
Ultranav Business Support ApS	(16)	(16)	(31)	(31)
	$(776)	$(17)	$(1,562)	$(34)

The following table sets out the balances due from related parties as of December 31, 2024 and March 31, 2025:

	December 31, 2024	June 30, 2025
	(in thousands)
Luna Pool Agency Limited	$8,055	$2,589
Unigas Pool	5,742	6,447
	$13,797	$9,036

As of June 30, 2025, Ultranav International ApS held a 30.6% share in the Company and BW Group held a 21.5% share in the Company and they are our principal shareholders. They may exert considerable influence on the Company's directors and significant corporate actions.

During 2021 the Company entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide office and reception services. The Company pays UBS a monthly fee for services provided. The TSA agreement with UBS can be terminated by the Company by giving six-months' notice.

17. Subsequent Events

New Share Repurchase Plan

On May 13, 2025, the Company’s Board of Directors authorized a new share repurchase plan in relation to Navigator’s common stock (the “New Share Repurchase Plan”). Pursuant to the New Share Repurchase Plan, subsequent to June 30, 2025, the Company repurchased 1,348,867 shares of common stock in the open market between July 1, 2025, and July 30, 2025, at an average price of $15.15 per share. The New Share Repurchase Plan was completed in full on July 30, 2025, with the Company having repurchased and canceled 3,405,455 shares of common stock at an average price of $14.68 per share and with an aggregate total value of $50 million.

Joint Venture with Amon Maritime For Construction of Two New Ammonia Gas Carriers

On July 17, 2025, the Company announced that it had entered into a joint venture with Amon Maritime (the "Amon Joint Venture"), pursuant to which the joint venture intends to acquire two newbuild 51,530 cubic meter capacity ammonia fueled liquefied ammonia carriers (the “Ammonia Newbuild Vessels”), which will also be capable of carrying liquefied petroleum gas. Subject to the terms and conditions of the investment, Navigator will own 80% of the joint venture, and Amon Martime will own 20%.

The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $84 million per vessel. Each of the Ammonia Newbuild Vessels have been awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova. It is expected that the Amon Joint Venture will finance the majority of the purchase price of the Ammonia Newbuild Vessels through commercial bank finance, with the remainder sourced from capital contributions from the Company and Amon Maritime. The Company expects to finance its share of the capital contributions from available cash resources, and these investments are expected to be accretive to the Company’s earnings.

Once delivered, subject to customary conditions, each of the Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to time charters with an established industry leader, each for a period of five years from delivery.

Return of Capital

On August 12, 2025, the Company's Board of Directors declared a cash dividend of $0.05 per share of the Company’s common stock for the quarter ended June 30, 2025 under the Company's Return of Capital policy, payable on September 17, 2025 to all shareholders of record as of the close of business U.S Eastern time on August 28, 2025. The aggregate amount of the Dividend is expected to be approximately $3.3 million, which the Company anticipates will be funded from cash on hand.

Also as part of the Company's Return of Capital policy for the quarter ended June 30, 2025, the Company expects to repurchase approximately $2.1 million of common stock between August 14, 2025, and September 30, 2025, subject to operating needs, market conditions, legal requirements, stock price and other circumstances , such that the Dividend and share repurchases together equal 25% of net income for the quarter ended June 30, 2025.

Our Fleet

The following table provides details of our vessels as of August 12, 2025:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date

Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2026

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto	2000	22,085	Spot Market	Ethane	—
Navigator Saturn	2000	22,085	Spot Market	Ethane	—
Navigator Atlas	2014	21,000	Time Charter	Ethane	September 2025
Navigator Europa	2014	21,000	Time Charter	Ethane	January 2026
Navigator Oberon	2014	21,000	Spot Market	Ethane	—
Navigator Triton	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio	2015	21,000	Time Charter	Ethane	January 2026
Navigator Luna	2018	17,000	Time Charter	Ethane	September 2025
Navigator Solar	2018	17,000	Time Charter	Ethylene	March 2027
Navigator Castor	2019	22,000	Spot Market	Ethylene	—
Navigator Equator	2019	22,000	Spot Market	Ethane	—
Navigator Vega	2019	22,000	Spot Market	Ethane	—
Navigator Hyperion **	2010	17,300	Spot Market	Ethylene	—
Navigator Titan **	2010	17,300	Spot Market	Ethylene	—
Navigator Vesta **	2010	17,300	Spot Market	Ethylene	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	June 2026
Navigator Capricorn	2008	20,750	Time Charter	LPG	November 2025
Navigator Gemini	2009	20,750	Time Charter	LPG	July 2026
Navigator Pegasus	2009	22,200	Spot Market	LPG	—
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	November 2025
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2026
Navigator Taurus	2009	20,750	Time Charter	LPG	September 2025
Navigator Virgo	2009	20,750	Spot Market	LPG	—
Navigator Leo	2011	20,600	Time Charter	LPG	September 2025
Navigator Libra	2012	20,600	Time Charter	LPG	April 2026
Navigator Atlantic (Previously Atlantic Gas)	2014	22,000	Spot Market	LPG	—
Adriatic Gas	2015	22,000	Time Charter	LPG	December 2025
Navigator Balearic (Previously Balearic Gas)	2015	22,000	Time Charter	LPG	January 2026
Navigator Celtic (Previously Celtic Gas)	2015	22,000	Time Charter	LPG	May 2026
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2027
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2027
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2027
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2027
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	December 2025

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date

Navigator Yauza	2017	22,000	Time Charter	Ammonia	July 2026
Arctic Gas	2017	22,000	Spot Market	LPG	—
Pacific Gas	2017	22,000	Time Charter	LPG	November 2025

Fully-refrigerated handy/midsize
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2027
Navigator Grace	2010	22,500	Spot Market	Ammonia	—
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2025
Navigator Genesis	2011	22,500	Time Charter	LPG	April 2026
Navigator Global	2011	22,500	Spot Market	Ammonia	—
Navigator Gusto	2011	22,500	Time Charter	Ammonia	September 2025
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor*	2008	9,000	Unigas Pool	—	—
Happy Pelican*	2012	6,800	Unigas Pool	—	—
Happy Penguin*	2013	6,800	Unigas Pool	—	—
Happy Kestrel*	2013	12,000	Unigas Pool	—	—
Happy Osprey*	2013	12,000	Unigas Pool	—	—
Happy Peregrine*	2014	12,000	Unigas Pool	—	—
Happy Albatross*	2015	12,000	Unigas Pool	—	—
Happy Avocet*	2017	12,000	Unigas Pool	—	—

Semi-refrigerated smaller size
Happy Falcon*	2002	3,770	Unigas Pool	—	—

*     denotes our owned vessels that are commercially managed within the independently managed Unigas Pool.
**    the Purchased Vessels (see Note 3 above)

PART II. Second Quarter 2025 Conference Call Details

Navigator Holdings Ltd. Second Quarter 2025 Earnings Webcast and Presentation

On Wednesday, August 13, 2025, at 10:00 A.M. U.S. Eastern Time., the Company’s management team will host an online webcast to present and discuss the financial results for the second quarter of 2025.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_lkWvTAcRRJuWuZkZLZjqwQ

Webinar ID: 845 3795 8982
Passcode: 505501

Participants can also join by phone by dialing:

United States: +1 929 205 6099
United Kingdom:+44 330 088 5830

A full list of U.S. and international numbers is available via the following link:
International Dial-in numbers

The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 5 minutes prior to the start.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date:	By:	/s/ Gary Chapman
August 12, 2025	Name:	Gary Chapman
	Title:	Chief Financial Officer

Category: Financial